SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 1999

       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _____ to _____.

                         Commission File Number 0-21728

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  BARNETT INC.
                    Profit Sharing and 401(k) Retirement Plan
                                3333 Lenox Avenue
                           Jacksonville, Florida 32254
                                 (904) 384-6530

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  BARNETT INC.
                                3333 Lenox Avenue
                           Jacksonville, Florida 32254
                                 (904) 384-6530

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

       1.   Statements of Net Assets Available for Benefits - June 30, 1999 and
            1998

       2. Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 1999

                                  Barnett Inc.
                   Profit Sharing and 401(k) Retirement Plan

                       Financial Statements and Schedules
                          As of June 30, 1999 and 1998
                                  Together With
                                Auditors' Report

                                  BARNETT INC.

                    PROFIT SHARING AND 401(k) RETIREMENT PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                             JUNE 30, 1999 AND 1998





                                TABLE OF CONTENTS



REPORT OF INDENPENDENT CERTIFIED PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits--June 30, 1999 and 1998

         Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 1999


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

         Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes --June 30, 1999

         Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended June 30, 1999

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Plan Administrator of
Barnett Inc. Profit Sharing and
401(k) Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of Barnett Inc. Profit Sharing and 401(k) Retirement Plan as of June 30, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended June 30, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1999 and 1998 and the changes in net assets available for benefits for the year ended June 30, 1999 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP


Jacksonville, Florida
December 22, 1999

                                  BARNETT INC.

                    PROFIT SHARING AND 401(k) RETIREMENT PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                             JUNE 30, 1999 AND 1998




                                                                            1999            1998
                                                                        ------------    -------------
ASSETS:
    Investments, at fair value (Note 2):
       Money market funds:
           Money Market Account                                       $       651       $       405
       Mutual funds, at fair value:
           American Century:  20th Century Ultra                          777,199           274,550
           U.S. Stock Account                                             686,420           444,369
           Vanguard Wellington                                            425,669           300,553
           Bond & Mortgage Account                                        419,740           300,580
           INVESCO Total Return                                           337,235           268,894
           Small Company Blend Account                                    242,358           197,310
           International Stock Account                                    231,953           181,109
           Stock Index 500 Account                                         65,836                 0
       Common stock, at fair value:
           Barnett Inc. Stock                                              78,761           115,935
       Guaranteed investment contracts, at fair value:
           Guaranteed Interest Account, maturity June 30, 2002            353,228           349,819
           Guaranteed Interest Account, maturity June 30, 2003            136,873                 0
       Participant loans, at contract value:
           Participants loans                                              35,552            26,313
                                                                       ----------        ----------
              Total investments                                         3,791,475         2,459,837
                                                                       ----------        ----------
Receivables:
    Participant's contributions                                             6,072            20,224
    Employer's contributions                                                1,229             6,849
    Other                                                                       0               212
                                                                       ----------        ----------
              Total receivables                                             7,301            27,285
                                                                       ----------        ----------
Net assets available for benefits                                     $ 3,798,776       $ 2,487,122
                                                                       ==========        ==========




        The accompanying notes are an integral part of these statements.

                                  BARNETT INC.

                    PROFIT SHARING AND 401(k) RETIREMENT PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                        FOR THE YEAR ENDED JUNE 30, 1999





ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Contributions:
      Participants                                                $ 1,120,442
      Employer                                                        231,812
                                                                   ----------
            Total contributions                                     1,352,254
                                                                   ----------
   Investment income (loss):
      Net appreciation (depreciation) in fair value                   103,581
      Interest/dividends                                               90,270
                                                                   ----------
            Net investment income                                     193,851
                                                                   ----------
            Total additions                                         1,546,105
                                                                   ----------
BENEFITS PAID TO PARTICIPANTS                                        (223,809)
                                                                   ----------
ADMINISTRATIVE EXPENSES                                               (10,642)
                                                                   ----------
NET INCREASE                                                        1,311,654

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                2,487,122
                                                                   ----------
   End of year                                                    $ 3,798,776
                                                                   ==========



         The accompanying notes are an integral part of this statement.

                                 BARNETT INC.

                    PROFIT SHARING AND 401(k) RETIREMENT PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                             JUNE 30, 1999 AND 1998


1.    DESCRIPTION OF THE PLAN

      The following description of the Barnett Inc. Profit Sharing and 401(k) Retirement Plan (the "Plan") of Barnett Inc. (the "Company") provides only general information. More complete information regarding the Plan's provisions can be found in the plan document.

      General

      The Plan is a defined contribution plan under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. Prior to the restatement of the Company's 401(k) plan, employees of the Company participated in the Waxman Industries profit-sharing and 401(k) plan. These accounts were transferred to the Plan on July 1, 1997. The Plan provides benefits to all employees of the Company. Employees of the Company who are 21 years of age or older, have completed one year of service with the Company, and have worked 1,000 hours in that year are eligible to participate in the Plan. An employee may enter the Plan as of the January 1, April 1, July 1, or October 1 following the date upon which he/she becomes eligible to participate in the Plan.

      Contributions

      Each year, participants may elect to contribute up to 15% of pretax annual compensation, as defined in the Plan and subject to certain limitations under the IRC. Employer matching and discretionary contributions, net of forfeitures, may be contributed to the Plan at the option of the Company's board of directors, subject to certain limitations.

      Participant Accounts

      Each participant's account is credited with the participant's contribution and allocations of plan earnings. Allocations of plan earnings are based on account balances, as defined in the Plan.

      Investment Options

      Upon enrollment in the Plan, a participant may direct employee contributions in any of 12 investment options:

               Money Market Account

               The money market account invests in high-quality commercial paper (short-term, unsecured corporate loans). The average maturity is usually less than one month. The account is managed by Principal Life Insurance Company.

               American Century:  20th Century Ultra

               This mutual fund invests in stocks of some of the fastest growing companies that are considered to have better-than-average potential for earnings. The fund invests only in the stocks of companies that have operated continuously for three or more years.

               U.S. Stock Account

               This mutual fund invests money in stocks of United States companies of all sizes. The strategy is to target stocks that are considered to be good values when their prices are compared to their long-term earnings potential.

               Vanguard Wellington

               This mutual fund invests 60% to 70% of its assets in stocks and the remainder in bonds to provide a combination of long-term growth and income. The fund may invest up to 10% of assets in foreign securities.

               Bond & Mortgage Account

               This mutual fund invests primarily in intermediate-term, investment-grade fixed income securities mainly private placement bonds, commercial mortgages, and publicly traded bonds.

               INVESCO Total Return

               This mutual fund invests in stocks and bonds. It owns stocks in conservative, well-known companies that have the potential for continued strong profit growth and are selling less expensively as compared to their prospects and past prices. The fund also holds short- and intermediate-term bonds.

               Small Company Blend Account

               This mutual fund invests in stocks of smaller, seasoned companies where potential for long-term growth is expected to be above average. The account looks at both "growth" and "value" stocks, resulting in a "blended" portfolio.

               International Stock Account

               This mutual fund invests in common stocks of companies located outside the United States, mainly in Western Europe and Asia. Countries and industries are selected after evaluating the economic, social, and political factors of each market.

               Stock Index 500 Account

               This mutual fund invests in the common stocks of those companies listed in the Standard and Poor's ("S&P") 500 Stock Index.

               Barnett Inc. Stock

               This investment option invests in the common stock of Barnett
               Inc.

               Guaranteed Interest Account (Maturity June 30, 2002 or June 30,
               2003)

               The Guaranteed Interest Account investments are private market bonds, commercial mortgages, and mortgage-backed securities. Money placed in this account earns a guaranteed interest rate for a specific number of years.

               Real Estate Account

               The Plan does not hold any assets in this investment as of June 30, 1999, however, it is an investment option.

      Benefits Payments

      Participants in service may make hardship withdrawals from their voluntary contributions upon demonstrating immediate and heavy financial need. No withdrawals may be made from company contributions.

      Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his/her account or annual installments over a ten-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his/her account as a lump-sum distribution.

      Participant Loans

      The Plan permits a participant to borrow a percentage of his/her vested account balance, subject to certain limitations. Interest rates on outstanding loans at June 30, 1999 range from 8.5% to 10.5%.

      Vesting

      Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Employees vest in Company contributions ratably over five years of service based on the following schedule:

                                                                       Vesting
                         Years of Service                            Percentage
                       ------------------------------------------    -----------

                       Less than one year                                 0%
                       One year but less than two                        20
                       Two years but less than three                     40
                       Three years but less than four                    60
                       Four years but less than five                     80
                       Five years or more                               100

2.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting

      The financial statements of the Plan are prepared using the accrual method of accounting.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Investment Valuation and Income Recognition

      The Plan's investments are stated at fair value as determined by quoted market prices on the last day of the plan year.

      Purchases and sales of securities are recorded on a settlement date basis which does not materially differ from the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Plan Expenses

      Substantially, all administrative plan expenses are paid by the Plan.

3.    INVESTMENTS

      The carrying values of individual investments that represent 5% or more of the Plan's net assets as of June 30, 1999 are as follows:

                                                                         Fair
                                                                        Value
                                                                      ----------
      Fair value as determined by quoted market value:
         American Century:  20th Century Ultra                        $ 777,199
         U.S. Stock Account                                             686,420
         Vanguard Wellington                                            425,669
         Bond & Mortgage Account                                        419,740
         INVESCO Total Return                                           337,235
         Small Company Blend Account                                    242,358
         International Stock Account                                    231,953
         Guaranteed Interest Account, maturity June 30, 2002            353,228
         Guaranteed Interest Account, maturity June 30, 2003            136,873

4.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5.    TAX STATUS

      The Plan obtained its determination letter on April 16, 1998 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and that the trust continues to be tax-exempt under Section 501(a) of the IRC.

6.    RECONCILIATION TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at June 30, 1999 and 1998:

                                                                           1999             1998
                                                                       -----------        ----------

      Net assets available for benefits per financial statements       $ 3,798,776        $2,487,122
      Amounts allocated to withdrawing participants                           (137)                0
      Net assets available for benefits per Form 5500                  $ 3,798,639        $2,487,122


      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at June 30, 1999:

              Benefits paid to participants per the financial statements                   $ 223,809
              Add:
                  Amounts allocated to withdrawing participants at June 30, 1999                 137
              Less:
                  Amounts allocated to withdrawing participants at June 30, 1998                   0
                                                                                            --------
              Benefits paid to participants per Form 5500                                  $ 223,946
                                                                                            ========

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to June 30 but have not yet been paid as of that date.

                                                                      SCHEDULE I



                                  BARNETT INC.

                    PROFIT SHARING AND 401(k) RETIREMENT PLAN


            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  JUNE 30, 1999





                                                                                                                       Current
      Identity of Party Involved                   Description of Investment                              Cost          Value
  -------------------------------------   ---------------------------------------------------------   ------------   -------------

* PRINCIPAL LIFE INSURANCE COMPANY        U.S. Stock Account                                          $   543,870    $   686,420
                                          Guaranteed Interest Account
                                             (maturity June 30, 2002 and June 30, 2003)                   498,553        490,101
                                          Bond & Mortgage Account                                         396,862        419,740
                                          Small Company Blend Account                                     234,151        242,358
                                          International Stock Account                                     213,411        231,953
                                          Stock Index 500 Account                                          62,354         65,836
                                          Money Market Account                                                617            651

  INVESCO                                 INVESCO Total Return                                            302,463        337,235

  AMERICAN CENTURY                        American Century:  20th Century Ultra                           718,252        777,199

  VANGUARD                                Vanguard Wellington                                             416,024        425,669

* BARNETT INC.                            Common stock                                                    173,517         78,761


* PLAN PARTICIPANTS                       Participant loans with varying maturities and
                                             interest rates ranging from 8.5% to 10.5%                     35,552         35,552
                                                                                                       -----------    -----------
                                                                                                      $ 3,595,626    $ 3,791,475
                                                                                                       ===========    ==========


                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II



                                  BARNETT INC.

                    PROFIT SHARING AND 401(k) RETIREMENT PLAN


                  ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED JUNE 30, 1999




                                                                               Purchases                   Sales
                                                                          -----------------    -------------------------------------
                                                                          Number               Number
                                                                            of                   of                  Cost      Net
    Identity of Issuer, Borrower,                                         Trans-    Purchase   Trans-      Selling    of       Gain
      Lessor, or Similar Party            Description of Investment       actions     Price    actions      Price    Asset    (Loss)
---------------------------------------   -----------------------------   -------- ----------  --------   ---------  ------   ------

* PRINCIPAL LIFE INSURANCE COMPANY        U.S. Stock Account                112      213,714      86       74,182    65,170   9,012
                                          Bond & Mortgage Account           120      169,176      80       58,351    53,914   4,437
                                          Guaranteed Interest Account       104      145,948      75       20,209    20,209       0
                                          Small Company Blend Account        92      114,405      81       63,750    70,786  (7,036)
                                          International Stock Account        99       87,570      77       41,749    40,315   1,434

  INVESCO                                 INVESCO Total Return               94      110,084      64       57,975    54,440   3,535

  AMERICAN CENTURY                        American Century:  20th Century
                                             Ultra                          104      496,238      63       44,817    44,690     127

  VANGUARD                                Vanguard Wellington                95      170,687      67       43,183    44,046    (863)





                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS








As independent certified public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K into Barnett Inc.'s previously filed Registration Statement on Form S-8 File No. 333-23431.


ARTHUR ANDERSEN LLP








Jacksonville, Florida
December 22, 1999

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, in the State of Florida, on December 22, 1999.


                                        BARNETT INC.
                                        PROFIT SHARING AND 401(k)
                                        RETIREMENT PLAN


                                        PAUL JANKE, TRUSTEE



                                        By:  /s/  Paul Janke
                                        Paul Janke
                                        Vice President